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                          American Performance Funds
                               3435 Stelzer Road
                             Columbus, Ohio 43219

September 21, 2001



    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940



We, as members of management of the American Performance Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001, and for the period from February 28, 2001 through June 30, 2001, with respect to securities reflected in the investment accounts of the Funds.

Sincerely,

/s/ Nina Jackson

Nina Jackson
Treasurer
American Performance Funds
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To the Board of Trustees of the
American Performance Funds:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the American Performance Funds (the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of June 30, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001, and with respect to agreement of security purchases and sales, for the period from February 28, 2001 (the date of our last examination) through June 30, 2001:

     1. Confirmation of all securities held by Bank of Oklahoma, N.A. (Bank of Oklahoma) in book entry form, without prior notice to management;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and the Bank of Oklahoma;

     4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Bank of Oklahoma records; and

     5. Agreement of selected security purchases and sales since February 28, 2001, from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001 and for the period from February 28, 2001 through June 30, 2001, with respect to securities reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
September 21, 2001